350 E Plumeria Dr San Jose, CA 95134

May 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn:Sisi Cheng

Anne McConnell

Re:	NETGEAR, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 18, 2022
Form 8-K Filed February 2, 2022
File No. 000-50350

Ladies and Gentlemen:

On behalf of NETGEAR, Inc. (the “Company”), I am submitting this letter to you in response to your letter of April 11, 2022, which letter set forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on February 18, 2022 (the “Form 10-K”) and the Form 8-K furnished to the Commission on February 2, 2022, with the file number set forth above. This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, we have restated your comments in italics.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements

Note 8. Commitments and Contingencies

Litigation and Other Matters, page 90

1. We note you disclose and discuss several matters for which you appear to indicate material losses to results of operations and cash flows are reasonably possible but, for each matter, you are not able to estimate or provide a range of potential losses. We also note several of the matters have been ongoing for extended periods with no apparent change in your ability to provide estimates of potential losses. In regard to these matters or any matter for which you believe it is reasonably possible that a material loss has been incurred but you are unable to estimate potential losses, please tell us and more fully explain the following:

350 E Plumeria Dr San Jose, CA 95134

• The amount of any losses that have been accrued;

• The nature and magnitude of the damages being sought in each matter;

• The nature and extent to which each matter could impact your operations;

• The procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible losses for disclosure purposes; and

• The specific factors that are causing your inability to estimate reasonably possible losses and when you expect the factors to be alleviated for each matter.

We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies; however, it appears to us an effort should be made to develop estimates for disclosure purposes, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

RESPONSE: The Company respectfully advises the Staff that on a quarterly basis, and in connection with preparation of its financial statements, the Company undertakes a multi-step assessment of pending and threatened legal matters to assess the potential outcomes of these matters, the likelihood of loss, an estimate of a reasonably possible range of losses, and any disclosure required under ASC 450-20-50-4.

In connection with the end of each fiscal quarter, members of the Company’s Legal department meet with members of the Company’s Finance department to discuss the status of pending and threatened legal matters to determine whether it is probable that a liability has been incurred and whether a reasonable estimate of possible loss or range of loss can be made under ASC 450-20-50-4. This review process includes, among other things, an analysis of: (a) the relevant law and its application to the facts, (b) possible legal defenses and litigation strategies, (c) procedural status (including any rulings on the merits or determinations of liability), (d) settlement demands and potential settlement opportunities, (e) information obtained during settlement discussions, (f) whether a matter is an individual claim or a class action, (g) likely outcomes based on past experience with similar litigation, and (h) the opinion or views of external legal counsel, third-party experts engaged to assess potential damages, and other advisors. If we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, we record the estimated loss and provide disclosure when material. As part of this process, and with respect to each significant case, the Company’s management team evaluates whether the incurrence of a loss in the applicable period is probable, reasonably possible, or remote, and then evaluates whether the amount of any loss is known or reasonably estimable, or whether a potential range of loss is estimable, and, if so, whether any amount within such a range is more likely to be incurred than any other value within the range. The outcome of this analysis determines the necessary accruals and required disclosures, reflected in our annual and quarterly financial statements.

350 E Plumeria Dr San Jose, CA 95134

Many factors in our assessment require complex judgments about future events and projected outcomes that may prevent us from determining either the likelihood that a liability has been incurred or a reasonable estimate of the amount of a possible loss or range of loss, including, among others: (a) the nature of the litigation, claim, or assessment; (b) at what stage the proceeding is in; (c) the extent of discovery; (c) that the damages are indeterminate; (d) that there is uncertainty as to the outcome of pending appeals, motions, or settlements; (e) that there are significant factual issues to be resolved; and (f) that there are novel legal issues presented. We expect these factors to be alleviated as the proceedings mature.

In addition, the Company holds quarterly Disclosure Committee meetings that include senior members of the Accounting, Finance and Legal departments, as well as other representatives of the Company, to review any material legal matters and the related disclosures in the Form 10-Q or Form 10-K, among other items and disclosure matters.

Finally, the Audit Committee of the Company’s Board of Directors meets, prior to the earnings release and Form 10-Q or Form 10-K filing, with the Company’s executive management, the senior members of the Accounting, Finance and Legal departments, the Company’s auditing firm, and other Company representatives, where a summary of any material legal matters is presented to and discussed with the Audit Committee.

At this time, the Company does not believe that it is reasonably possible that a material loss has been incurred for any of the matters disclosed in its Form 10-K for the fiscal year ended December 31, 2021, and consequently has not established any loss provisions. The Company will continue to monitor the status of these matters in light of ASC 450-20-50-4 and provide updates in future filings as appropriate.

Note 11. Segment Information

Operations by Geographic Region, page 104

2. If applicable, please disclose the amount of revenue attributable to any individual foreign county that is material as required by ASC 280-10-50-41.

RESPONSE: The Company respectfully advises the Staff that the Company evaluates its disclosures of revenues attributable to individual foreign countries during each reporting period in accordance with ASC 280-10-50-41. We considered the materiality of the revenues attributable to each individual country compared to the consolidated financial statements of the Company. Our considerations

350 E Plumeria Dr San Jose, CA 95134

include assessing whether the presentation of revenues for any individual foreign country would impact the decision making of a reader of the financial statements, and whether excluding such information would prevent a reader from obtaining a reasonable understanding of the Company’s results of operations. For the fiscal years ended December 31, 2021, 2020, and 2019, the individual foreign country with the highest revenue represented just 4.9%, 4.4% and 6.8%, respectively, of the Company’s consolidated revenues. Based on this, we concluded that no individual foreign country had revenues that were material for separate disclosure in these fiscal years, and, therefore, we did not separately disclose revenues attributable to any individual foreign countries in the financial statements included in the Form 10-K. However, recognizing that in the aggregate approximately 29% to 35% of the Company’s consolidated revenues were derived from outside of the U.S. in these periods, the Company did disclose revenues disaggregated by foreign regions, including the Americas (excluding U.S.), EMEA, and APAC, as the Company believed it would be meaningful information to the readers of the financial statements. To clarify the disclosure in future filings, we will include the following disclosure: “No revenue attributable to any individual country outside of the U.S. exceeds 10% of our total consolidated revenues in the periods presented.”

We will continue to monitor revenues for all countries, and we will separately disclose in future filings, revenues attributable to any individual foreign country that exceed 10% of the Company’s consolidated revenues, or that we otherwise deem to be material as described above.

Form 8-K filed February 2, 2022

Non-GAAP Financial Information, page 4

3. We note you present Non-GAAP net income and Non-GAAP net income per diluted share; however, it is not clear to us how you calculated the tax impact of the non-GAAP adjustments to these measures during the three months ended December 31, 2021. In this regard, based on your non-GAAP adjustments, although you added back net expenses during the three months ended December 31, 2021 that resulted in Non-GAAP net income, you recorded a non-GAAP tax benefit that resulted in an effective tax benefit rate of 17%. Please more fully explain to us, and revise your disclosures to clarify, how you calculate the tax impact of non-GAAP adjustments and address how your methodology complies with Question 102.11 of the C&DIs related to Non-GAAP Financial Measures.

RESPONSE: The Company respectfully advises the Staff that with regard to compliance with Question 102.11 of the Non-GAAP Financial Measures C&DIs, we compute non-GAAP income tax expense on a current and deferred basis with non-GAAP income consistent with use of non-GAAP income as a performance measure. A non-GAAP tax provision is calculated by adjusting the GAAP tax provision

350 E Plumeria Dr San Jose, CA 95134

for the impact of the non-GAAP adjustments. Further, specific tax provisions such as state income tax and Base-erosion and Anti-Abuse Tax are recomputed on a non-GAAP basis. As it pertains to interim periods, the Company calculates the non-GAAP income tax provision using the same interperiod tax allocation concepts that exist in GAAP (i.e. interim non-GAAP income tax provisions are calculated based on the forecasted annual non-GAAP tax rate before discrete items and adjusted for interim discrete items). This methodology has been consistently applied and the Company has determined that it is consistent with the methodology outlined in Question 102.11 of the C&DIs related to non-GAAP financial measures.

As noted in the Staff’s comment, the fourth fiscal quarter of 2021 resulted in a non-GAAP tax benefit of $1.2 million or approximately 17%. The benefit principally resulted from the reduction in the overall non-GAAP effective tax rate (“ETR”) before consideration of discrete items in the fourth fiscal quarter of 2021 as compared with the third fiscal quarter of 2021. The annual non-GAAP ETR before discrete items forecasted at the end of the third fiscal quarter of 2021 was 23.4%. The non-GAAP ETR before discrete items calculated based on actual annual non-GAAP results for the 2021 fiscal year was 21.8%. This reduction in the ETR before discrete items resulted in a “true-up” of non-GAAP tax expense based on non-GAAP income (before discrete items) through the third fiscal quarter of 2021. The impact of this “true-up” on the fourth fiscal quarter non-GAAP tax provision was a benefit of $1.4 million. Additionally, there were certain other discrete items in the fourth fiscal quarter reported for both GAAP and non-GAAP that resulted in an additional net benefit of $1.3 million. The combination of these two factors resulted in a benefit rate in the fourth fiscal quarter.

As previously described, the benefit rate resulted primarily from a true-up of non-GAAP tax expense that was reported in income tax expense through the third fiscal quarter of 2021.  On a prospective basis, if there are material or unusual items, we will provide an explanation of these items in future filings.

350 E Plumeria Dr San Jose, CA 95134

Should you have any questions regarding these responses, please contact the undersigned at 408-890-3055 or akim@netgear.com, or Bryan Murray, the Company’s Chief Financial Officer, at 408-907-8136 or bmurray@netgear.com.

Sincerely,

NETGEAR, Inc.

/s/ Andrew W. Kim

Andrew W. Kim

Chief Legal Officer, Senior Vice President of Corporate Development, and Corporate Secretary